PE 4-30-02

02027730

Form 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of April 2002

Electrochemical Industries (1952) Ltd.
(Translation of registrant's name into English)

Haifa Bay
Acre Industrial Area
P.O. Box 1929
Haifa, 31019 Israel
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Yes X No ____

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ____ No X

The following item or items, which are filed herewith, were either filed by or with respect to Electrochemical Industries (1952) Ltd. ("EIL") with the Tel-Aviv Stock Exchange, or distributed by EIL to its security holders, on the date or dates indicated.

Item	Filing/Distribution Date
1. Immediate Report filed with the Tel-Aviv Stock Exchange	April 22, 2002

Item 1

תעשיות אלקטרוכימיות (1952) בע"מ
Electrochemical Industries (1952) Ltd.
A Subsidiary of ICC Industries Inc.

22 April 2002

Securities Authority
3 Kanfei Nesharim Str.
Jerusalem

Tel-Aviv Stock Exchange
54 Eha'ad Ha'am Str.
Tel-Aviv

Registrar of Companies
POB 767
Jerusalem

Dear Sir/Madam,

Re: **Immediate Report**

The company hereby reports that today, April 22, 2002 at 10:30, at the offices of EIL, Acco, the General Meeting of Electrochemical Industries (1952) Ltd. ("the Company") had resolved the following:

1. To approve the Financial Statements and the Directors Report for the year 2001.
2. To re-elect the serving Directors of the company John J. Farber, Maya Farber, John L. Oram, Avi Drexler, Amir Endvelt.
   The appointments will be valid until the next Annual Meeting of the Company.
   Messrs. Shmuel Rotem and Yonah Yahav will continue to serve as public directors.
3. To approve the appointment of CPA Office – Kost Forer & Gabbay, as the Company's Auditors for the year 2002, and to authorize the Board of Directors to determine their fees.

Sincerely yours,

Yair Kohavi, Adv.
Corporate Secretary

EIL

Electrochemical Industries (1952) Ltd.
A Subsidiary of ICC Industries Inc.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ELECTROCHEMICAL INDUSTRIES (1952) LTD.

Date: 4/22/02

By: ....
Yair Kohavi, Adv.
Corporate Secretary